Registration No. 333-122420

                                                Filed Pursuant to Rule 424(b)(3)

                                   PROSPECTUS

                                 WORKSTREAM INC.

                            16,665,719 COMMON SHARES

      This prospectus relates to the public offering, which is not being underwritten, of 16,665,719 common shares, 14,167,385 of which are outstanding and 2,498,334 of which may be issued as the result of the exercise of warrants, held by certain shareholders of Workstream Inc. The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling shareholders will receive all of the net proceeds from the sale of the common shares. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder.

      Our common shares are traded on the NASDAQ Small Cap Market under the symbol "WSTM" and on the Boston Stock Exchange under the symbol "ERM." The last reported sale price of the common shares on the NASDAQ Small Cap Market on March 14, 2005 was $5.14 per share.

                   ------------------------------------------

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is March 22, 2005

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                                TABLE OF CONTENTS

                                      Page
Forward-Looking Information.................................................. 2
Prospectus Summary........................................................... 3
Risk Factors................................................................. 4
Use of Proceeds..............................................................15
Selling Shareholders.........................................................16
Plan of Distribution.........................................................27
Recent Developments..........................................................28
Legal Matters................................................................29
Experts......................................................................29
Incorporation of Certain Documents by Reference..............................30
Where You Can Find More Information..........................................30

                           --------------------------

      You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information contained in or incorporated by reference into this prospectus or any prospectus supplement is accurate at any date other than the date indicated on the cover page of this prospectus or prospectus supplement.

                           FORWARD-LOOKING INFORMATION

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will" and words and terms of similar substance typically indicate forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties, some of them being discussed under "Risk Factors" hereafter, that could cause actual results to differ materially from those described in the forward-looking statements.

      You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date they were made. Workstream Inc. is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Workstream Inc., its affiliates or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to in this section.


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                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus and the incorporated information before making an investment decision. Unless the context requires otherwise, references to "we," "us" and "our" mean Workstream Inc. and its subsidiaries. You should assume that all figures are stated in U.S. dollars unless indicated otherwise.

DESCRIPTION OF WORKSTREAM INC.

      We are a provider of services and web-based software for human capital management, or HCM. HCM is the process by which companies recruit, train, evaluate, motivate and retain their employees. We offer software and services that address the needs of companies to more effectively manage their human capital management function. Our software provides a range of solutions for their needs, including creating and managing job requisitions, advertising job opportunities, tracking candidates, screening applicants, searching resumes, operating customized career web sites, processing hiring information, creating internal and external reports to evaluate the staffing process, evaluating employee's job performance, and offering benefits that promote employee retention. We also provide services through a web-site where job-seeking senior executives can search job databases and post their resumes, and companies and recruiters can post position openings and search for qualified senior executive candidates. In addition, we offer recruitment research and outplacement services. We believe that our "one-stop-shopping" approach for our clients' HCM needs is more efficient and effective than traditional methods of human resource management. We have 12 offices and approximately 240 employees across North America.

      Our principal executive offices are located at 495 March Road, Suite 300, Ottawa, Ontario, Canada K2K 3G1 and our telephone number is (613) 270-0619.

THE OFFERING

      Stock Offered.................... 16,665,719 common shares

      Use of Proceeds.................. We will not receive any proceeds from the sale of our common shares by the
                                        selling shareholders. We will, however,
                                        receive the respective exercise price
                                        upon the exercise of warrants which may
                                        occur prior to the sale of the
                                        underlying common shares by a selling
                                        shareholder. Assuming that all of the
                                        warrants covered by this prospectus are
                                        exercised for cash, the aggregate amount of proceeds that we would receive from the exercises of the warrants is $8,744,169. We will use these proceeds for general corporate purposes.

      NASDAQ Small Cap Market Symbol... WSTM

      Boston Stock Exchange Symbol...... ERM


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                                  RISK FACTORS

      Investment in our securities involves certain elements of risk. Investors should carefully consider the following factors, among others included and incorporated by reference in this prospectus, before investing in the common shares. The realization of these risks could result in a material adverse effect on our results of operations, financial condition, cash flows, business or the market for our common shares. We cannot assure you that we will successfully address any of these risks or address them on a continuing basis.

We may not become profitable.

      Since our inception, we have incurred losses which have been substantial in relation to our operations. As of November 30, 2004, we had an accumulated deficit of $42,857,044. We reported a net loss of $5,536,899 for the year ended May 31, 2004 ("fiscal 2004") and a net loss of $9,676,602 for the year ended May 31, 2003 ("fiscal 2003"). Revenues for fiscal 2004 were $17,166,880. We acquired twelve companies during fiscal 2004, fiscal 2003 and the year ended May 31, 2002 ("fiscal 2002"), seven of which reported in the aggregate net losses of approximately $42.4 million in their immediately preceding fiscal years. Our ability to reduce our losses will be adversely affected if we continue to acquire companies reporting losses, if revenue grows slower than we anticipate or if operating expenses exceed our expectations. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability would materially adversely affect the market price of our common shares. We expect our operating expenses to continue to grow as we expand our operations.

We may encounter difficulties with acquisitions, which could harm our business.

      During fiscal 2004, fiscal 2003 and fiscal 2002, we made several acquisitions of other companies and businesses, as part of our efforts to expand our operations and we may continue to make acquisitions of complementary companies, products and businesses. The risks we may encounter in acquisitions include:

o difficulty and expense of assimilating the operations and personnel of acquired businesses;

o difficulty integrating the acquired technologies or products with our current products and technologies;

o potential exposure to product liability or intellectual property liability associated with the sale of the acquired company's products;

o     diversion of management time and attention and other resources;

o     loss of key employees and customers as a result of changes in management;

o difficulty and expense of managing an increased number of employees over large geographic distances;

o our due diligence processes may fail to identify significant issues with product quality, product architecture, and legal and financial contingencies, among other things;


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o     potential exposure to unknown liabilities of acquired companies;

o     the incurrence of amortization expenses;

o possible future goodwill impairment if the financial results and subsequent forecasted financial results are lower than those estimated at the time of the acquisition; and

o     possible dilution to our shareholders.

      In the past, we have acquired financially distressed businesses. In one instance, we acquired the business of Icarian Inc., which had lost a significant number of customers prior to our acquiring it due in part to its financial instability. While we are generally successful in retaining the remaining customers of businesses after we acquire them, we may be unsuccessful in doing so in the future and we may be unable to recover customers already lost by these financially distressed businesses. We have frequently used our common shares to pay the purchase price for acquisitions. Our common shares may not remain at a price at which they can be used for acquisitions without further diluting our existing shareholders, and potential acquisition candidates may not view our stock attractively. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. These difficulties may increase our expenses, and our ability to achieve profitability may be adversely affected.

Michael Mullarkey, our Chairman, Chief Executive Officer and President, may have interests that are different than other shareholders and may influence certain actions.

      As of March 14, 2005, Michael Mullarkey, our Chairman, Chief Executive Officer and President, was our largest shareholder, beneficially owning approximately 9% of our outstanding common shares. Mr. Mullarkey's interests as our largest shareholder may conflict with his fiduciary duties as an officer and director. Mr. Mullarkey's interests as our largest shareholder may influence how Mr. Mullarkey votes on certain matters that require shareholder approval. As our largest shareholder, Mr. Mullarkey may influence the outcome of various actions that require shareholder approval including the election of our directors, delaying or preventing a transaction in which shareholders might receive a premium over the prevailing market price for their shares and preventing changes in control or management.

The current economic downturn and future economic downturns may adversely affect the demand for our services.

      Historically, the general level of economic activity has significantly affected the demand for employment and recruitment services. We believe that we are currently experiencing the effects of the current economic downturn and as a result the demand for our employment and recruitment services has decreased. If the general level of economic activity continues to slow, our clients may not require additional personnel and may delay or cancel plans that involve recruiting new personnel using our services and technology. Consequently, the time from initial contact with a potential client to the time of sale could increase and the demand for our services could decline, resulting in a loss of revenue harming our business, operating results and financial condition. In addition, it is expected that in times of economic growth, demand for our outplacement business may decline.


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

We may not be able to grow our client base and revenue because of competition we face.

      Our future success will depend to a large extent on our ability to grow and maintain our client base and revenue. This requires that we offer services that are superior to the services being offered by the competition that we face and that we price our services competitively. The market for human capital management, or HCM, services is highly fragmented and competitive, with thousands of companies offering products or services that compete with one or more of the services that we offer. We compete for a portion of employers' recruiting budgets with many types of competitors, as employers typically utilize a variety of sources for recruiting, including:

o     traditional offline recruiting firms;

o     traditional offline advertising, such as print media;

o     resume processing companies;

o     Web-based recruitment companies;

o     Internet job posting companies; and

o     client-server-based software services.

      In addition, many employers are developing or may develop their own software to satisfy their recruitment needs. We also compete with traditional offline and Web-based outplacement service companies and human resource, or HR, service providers. While we do not believe that any of our competitors offer the full suite of services that we provide, there are a number of companies that have products or services that compete with one or more of the services we provide. For instance, companies that compete with our automated talent acquisition services include Taleo Corporation (formerly RecruitSoft), Webhire and Kenexa. Companies such as Monster Worldwide, Execunet and Netshare have products or services that compete with our online exchange services. We also compete with vendors of enterprise resource planning software, such as PeopleSoft, Oracle, SAP and Performaworks. In the area of outplacement services, we compete with companies such as McKenzie Scott and WSA Corp. Finally, companies such as LifeCare, Next Jump and SparkFly compete with our employee management and retention systems services.

      We expect competition to increase and intensify in the future, with increased price competition developing for our services. A number of our current and potential competitors have longer operating histories and greater financial, technical and marketing resources and name recognition than we do, which could give them a competitive advantage. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. As a result, we may not be able to expand or maintain our market share and our ability to penetrate new markets may be adversely affected.

If we experience client attrition, our operating results will be adversely affected.

      Our automated talent acquisition, online exchange and employee management and retention systems services clients generally enter into subscription agreements for terms of one year or less. These clients represented 42 % and 40% of our revenue for fiscal 2004 and fiscal 2003, respectively. We have no assurance that these clients will maintain a long-term relationship with us. If these clients fail to renew their subscriptions with us, our business, revenues, operating results and financial condition will be adversely affected. Since we have only been offering our services for a limited period of time, we do not know what rate of client attrition to expect. To the extent we experience significant client attrition, we must attract additional clients to maintain revenue.


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We may not be able to strengthen and maintain awareness of our brand name.

      We believe that our success will depend to a large extent on our ability to successfully develop, strengthen and maintain the recognition and reputation of our Workstream brand name. In order to strengthen and maintain our Workstream brand recognition and reputation, we invest and will need to continue to invest substantial resources in our marketing efforts and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. If we fail to successfully promote and maintain our Workstream brand name, particularly after incurring significant expenses in promoting our Workstream brand name, or encounter legal obstacles which prevent our continued use of our Workstream brand name, our business, operating results and financial condition could be materially adversely affected and the market price of our common shares could decline. Moreover, even if we continue to provide quality service to our clients, factors outside of our control, including actions by organizations that are mistaken for us and factors generally affecting our industry, could affect our Workstream brand and the perceived quality of our services.

Our failure to enter into strategic relationships with job posting boards and other online recruitment service providers may harm our business.

      If we are unable to enter into or maintain strategic relationships with job posting boards and other online recruitment services, such as Monster.com and Yahoo!hotjobs pursuant to which our clients can post their job openings on such job boards, our business will suffer. These relationships allow us to expand the services we provide our clients without our having to spend significant capital resources developing or acquiring such services. Because many of these job posting boards and other online recruitment service providers compete with each other, the existence of a relationship with any particular third party may limit or preclude us from entering into a relationship with that third party's competitors. In addition, some of the job posting boards and other online recruitment service providers with which we seek to enter into relationships may view us as a competitor and refuse to do business with us. Any loss of an existing relationship or failure to establish new relationships may adversely affect our ability to improve our services, offer an attractive service in the new markets that we enter, or expand the distribution of our services.

We may not be able to continue to expand our business in the United States market.

      Until the fiscal year ended May 31, 2001, we marketed our services primarily in Canada. Since that time, we completed several acquisitions of businesses in the United States. Through these acquisitions, we endeavored to enhance our business by penetrating the United States market. During fiscal 2004, 2003 and 2002, approximately 88%, 87% and 83% of our revenues, respectively, were generated in the United States. Our success and ability to grow our business will depend to a significant degree on our ability to market our services successfully in the United States. We expect to continue to expand our operations through acquisitions of U.S.-based companies. If we are unable to maintain or expand our U.S. operations, we may suffer increasing losses and the loss of our investment, in whole or in part, in our acquisitions. This could materially adversely affect our business, operating results and financial condition.


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

Because we have international operations, we may face special economic and regulatory challenges that we may not be able to meet.

      Beginning in fiscal 2002, we completed several acquisitions of businesses in the United States and began marketing our services outside of Canada. We expect to continue to expand our U.S. and Canadian operations through acquisitions and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete successfully in international markets. Our international operations are subject to certain risks, including:

o     changes in regulatory requirements, tariffs and trade barriers;

o     changes in diplomatic and trade relationships;

o     potentially adverse tax consequences;

o     the impact of recessions in economies outside of Canada;

o the burden of complying with a variety of foreign laws and regulations, and any unexpected changes therein;

o     political or economic constraints on international trade or instability;
      and

o     fluctuations in currency exchange rates.

We may lose business if we are unable to successfully develop and introduce new products, services and features.

      If we are unable to develop and introduce new products, services, or enhancements to, or new features for, existing products or services, in a timely and successful manner, we may lose sales opportunities. The market for our services is characterized by rapid and significant technological advancements, the introduction of new products and services, changes in client demands and evolving industry standards. The adoption of new technologies or new industry standards may render our products obsolete and unmarketable. The process of developing new services or technologies is complex and requires significant continuing efforts. We may experience difficulties or funding shortages that could delay or prevent the successful development, introduction and sale of enhancements or new products and services. Moreover, new products, services or features which we introduce may not adequately address the needs of the marketplace or achieve significant market acceptance.

Our business could suffer if financing is not available when required or is not available on acceptable terms.

      Our future capital requirements depend on a number of factors, including our ability to generate positive cash flow, cash required by future acquisitions, anticipated capital expenditures, the development of new services or technologies and our projected operations. We believe that we have sufficient credit facilities, cash flow from operations and cash reserves, which, together with further cost reductions, will permit us to meet our working capital requirements and capital expenditure requirements through at least January 2006. However, it is possible that we may need to raise additional funds sooner than expected in order to fund expansion, develop new, and enhance existing, services or acquire complementary businesses or technologies or if our revenues are less or our expenses are greater than we expect. Our ability to obtain financing depends on a number of factors, including our ability to generate positive cash flow from operations, the amount of our cash reserves, the amount and terms of our existing debt arrangements, the availability of sufficient collateral and the prospects of our business. If financing is not available when required or is not available on acceptable terms, we may not be able to:


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o     keep up with technological advances;

o     pursue acquisition opportunities;

o     develop product enhancements;

o     make capital expenditures;

o     respond to business opportunities;

o     address competitive pressures or adverse industry developments; or

o     withstand economic or business downturns.

Future financings may be on terms adverse to your interests.

      In the past we have issued and, in the future we may issue, equity or convertible debt securities to raise additional funds. Since May 31, 2003, we have issued common shares and securities that are convertible into common shares amounting to a total 28,599,536 common shares, including 2,424,999 common shares that were issued upon conversion of our 8% Senior Subordinated Convertible Notes that were originally sold in April and May 2002, resulting in a 143% increase in the number of outstanding common shares (assuming the conversion of the convertible securities). If we issue additional securities, our existing shareholders may be further diluted and holders of those new securities may have dividend, liquidation, voting and other rights senior to those of the holders of our common shares.

The power of our board of directors to designate and issue shares of stock could have an adverse effect on holders of our common shares.

      We are authorized to issue an unlimited number of common shares, which may be issued by our board of directors for such consideration as they may consider sufficient without seeking shareholder approval. The issuance of additional common shares in the future will reduce the proportionate ownership and voting power of current shareholders. Our Articles of Incorporation also authorize us to issue an unlimited number of Class A Preferred Shares, the rights and preferences of which may be designated by our board of directors without shareholder approval. The designation and issuance of Class A Preferred Shares in the future could create additional securities that would have dividend, liquidation and voting preferences prior in right to the outstanding common shares. These provisions could also impede a change of control.


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

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

      We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for fiscal years 2002, 2003 and 2004. Generally, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income. This characterization could result in adverse U.S. tax consequences to our shareholders. These consequences may include having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

Our business could be adversely affected if we are unable to protect our proprietary technologies.

      Our success depends to a significant degree upon the protection of our proprietary technologies and brand names. The unauthorized reproduction or other misappropriation of our proprietary technologies could provide third parties with access to our technologies without payment. If this were to occur, our proprietary technologies would lose value and our business, operating results and financial condition could be materially adversely affected. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The measures we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information or protect us if misappropriation occurs. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because of the global nature of the Internet. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

Third parties could claim that we infringe upon their proprietary technologies.

      Our products, services, content and brand names may be found to infringe valid copyrights, trademarks or other intellectual property rights held by third parties. In the event of a successful infringement claim against us and our failure or inability to modify our technologies or services, develop non-infringing technology or license the infringed or similar technology, we may not be able to offer our services. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements, modify our technologies or services or prevent us from using important technologies or services, any of which could harm our business, operating results and financial condition.

We may become subject to burdensome government regulation which could increase our costs of doing business, restrict our activities and/or subject us to liability.

      Uncertainty and new regulations relating to the Internet could increase our costs of doing business, prevent us from providing our services, slow the growth of the Internet or subject us to liability, any of which could adversely affect our business, operating results and prospects. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. There are currently few laws and regulations directly governing access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, the legal and regulatory environment that pertains to the Internet is uncertain and continues to change. New and existing laws may cover issues which include:


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o     user privacy;

o     pricing controls;

o     consumer protection;

o     libel and defamation;

o     copyright and trademark protection;

o     characteristics and quality of services;

o     sales and other taxes; and

o     other claims based on the nature and control of Internet materials.

      Recently, the Canadian Federal Government enacted privacy legislation which requires us to appoint an individual responsible for the administration of personal information, to implement policies and practices to protect personal information, to provide access to information and to deal with complaints. We must obtain individual consents for each collection, use or retention of personal information. We recently implemented procedures to comply with this new privacy legislation. The privacy legislation increases our cost of doing business due to the administrative burden of these laws, restricts our activities in light of the consent requirement and potentially subjects us to monetary liability for breach of these laws.

Computer viruses or software errors may disrupt our operations, subject us to a risk of loss and/or expose us to liability.

      Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses or software errors in new services or products not detected until after their release could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized or if errors are detected in our software after it is released, our reputation and brand name could be materially damaged and we could lose clients.

We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of system failures.

      We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of unexpected network interruptions caused by system failures. Our servers and software must be able to accommodate a high volume of traffic. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. We have experienced delays in providing our customers access to their data in the past, and we believe these system interruptions will continue to occur from time to time in the future. Any catastrophic failure at our network operations center could prevent us from serving our clients for a number of days, or possibly weeks, and any failure of our Internet service provider may adversely affect our network's performance. Most of our system interruptions are due to heavy Internet traffic and minor equipment failures which generally result in our customers being unable to access their data for a few seconds or several minutes. However, in September 2003, our Internet service provider suffered a failure which resulted in our customers' being unable to access our network and their data for a period of 25 hours. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them or results in slower response times. Our subscription agreements generally provide that our customers will be able to access their data during certain guaranteed times. If we fail to meet the service levels specified under our subscription agreements as a result of repeated outages, the customer can terminate its agreement with us. Our business interruption insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our services.


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Breaches of our network security could be costly.

      If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. We may be required to spend capital and resources to protect against or to alleviate these problems. In addition, because we host data for our clients, we may be liable to any of those clients that experience losses due to our security failures. As a result, security breaches could have a material adverse effect on our business and the market price of our common shares may decline.

Our business may be adversely affected if Internet service providers fail to provide satisfactory service to our clients to enable them to use our services and access job seeker candidates on-line.

      Failure of Internet service providers or on-line service providers to provide access to the Internet to our clients and job seekers would prevent them from accessing our Web board, which would cause our business to suffer. Many of the Internet service providers, on-line service providers and other Web site operators on which we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. If users experience difficulties using our services due to the fault of third parties, our reputation and brand name could be harmed.

Failure of the Internet infrastructure to support current and future user activity may adversely affect our business.

      We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use and increased bandwidth requirements of users. In the past, the Internet has experienced a variety of outages and other delays. The Internet is also subject to actions of terrorists or hackers who may attempt to disrupt specific web sites or Internet traffic generally. Any future outages or delays could affect the willingness of employers to use our on-line recruitment offerings and of job seekers to post their resumes on the Internet. If any of these events occur, our business, operating results and financial condition could be materially adversely affected.


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We may not expand and upgrade our systems and hardware in a timely manner in order to accommodate growth in our business, which could adversely affect our business.

      We must expand and upgrade our systems and network hardware in order to accommodate growth in our business. We may not plan any such expansion and upgrades in a timely manner to satisfy actual growth in our business. If we do not expand and upgrade our systems and network hardware in a timely manner to accommodate any growth in our business, our business, financial condition and operating results could be adversely affected.

The resale of common shares pursuant to this registration statement and future registration statements could depress the market for our common shares.

      As a result of our registration of the resale of common shares under this registration statement, 16,665,719 common shares out of a total of 48,551,106 common shares outstanding (assuming that all of the warrants covered by this prospectus are exercised) which would not otherwise be immediately resaleable may be resold upon the effectiveness of this registration statement. We cannot predict the effect, if any, that the resale of these additional securities or the availability of these additional securities for resale will have on the market prices of our common shares prevailing from time to time. The resale of these shares following the effectiveness of this registration statement could have an adverse effect on the market price of our common shares.

Our common shares have traded at prices below $1.00 and could be subject to delisting by NASDAQ.

      Our common stock currently trades on the NASDAQ Small Cap Market and the Boston Stock Exchange. Under the NASDAQ requirements, a stock can be delisted and not allowed to trade on the NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00. The Boston Stock Exchange, however, does not maintain a similar minimum price requirement. During the fourth quarter of fiscal 2003, our common stock failed to meet the NASDAQ minimum bid price requirement because the closing bid price for 30 consecutive trading days was below $1.00. On May 20, 2003, NASDAQ gave us notice of this fact and gave us six months to cure this problem or our common stock would be delisted. On July 8, 2003, NASDAQ gave us notice that we regained compliance with the minimum bid price rule because the closing bid price of our common shares had been $1.00 or more for at least 10 consecutive trading days. No assurance can be given that the closing bid price of our common shares will continue to satisfy the NASDAQ minimum bid price requirements and thus continue to trade on the NASDAQ Small Cap Market. Although our common shares may remain listed on the Boston Stock Exchange, if our common shares are delisted from the NASDAQ Small Cap Market, there may be a limited market for our shares, trading our stock may become more difficult and our share price could decrease even further. If our common shares are not listed on a national securities exchange or NASDAQ, potential investors may be prohibited from or be less likely to purchase our common shares, limiting the trading market for our stock even further.

We may become subject to the SEC's penny stock rules, which may decrease the liquidity of our common shares and negatively impact the ability of purchasers of our common shares to sell our common shares in the secondary market.

      SEC regulations generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. We are not currently subject to the penny stock rules because our common shares qualify for two separate exceptions to the SEC's penny stock rules. The first exception from the penny stock rules for which we qualify is an exception for companies that have an equity security that is quoted on the NASDAQ Stock Market. Since our common shares are traded on the NASDAQ Small Cap Market, we are not subject to the penny stock rules. The second exception from the penny stock rules for which we qualify is an exception for companies that have an average revenue of at least $6,000,000 for the last three years. Our revenue for fiscal 2004, fiscal 2003 and fiscal 2002 was $17,166,880, $17,836,990 and
$14,751,620, respectively, resulting in an average revenue of $16,585,163. If our common shares are delisted or removed from the NASDAQ Small Cap Market and if we fail to meet the average revenue exception to the penny stock rules, our common shares may become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our common shares. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written agreement to the transaction prior to purchase. In addition, unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common shares were considered penny stock, the ability of broker-dealers to sell our common shares and the ability of our shareholders to sell their securities in the secondary market would be limited. As a result, the market liquidity for our common shares would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for our common shares.

The price of our common shares historically has been volatile, which may make it more difficult for you to resell our common shares when you want at prices you find attractive.

      The market price of our common shares has been highly volatile in the past, and may continue to be volatile in the future. For example, since June 1, 2002, the closing sale price of our common shares on the NASDAQ Small Cap Market has fluctuated between $0.81 and $3.35 per share. The following factors may significantly affect the market price of our common shares:

o     quarterly variations in our results of operations;

o announcement of new products, product enhancements, joint ventures and other alliances by our competitors or us;

o     technological innovations by our competitors or us;

o general market conditions or market conditions specific to particular industries; and

o the operating and stock price performance of other companies that investors may deem comparable to us.

      In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common shares, regardless of our operating performance. (See Risk Factor "Our common shares have traded at prices below $1.00 and could be subject to delisting by NASDAQ.")

The use of performance-based payment provisions in our acquisitions may result in costly legal proceedings.

      We often require that a portion of the total purchase price in our acquisitions be contingent upon the acquired company's achievement of certain performance-based milestones. We believe that the use of contingent performance-based payment provisions more closely matches the price we pay with the value we receive. However, the use of these provisions has resulted and may continue to result in disputes over whether the performance-based milestones have been achieved. Resolving these disputes could result in costly legal proceedings and divert management attention. For example, recently we were in a lawsuit with the former shareholders of 6FigureJobs.com, Inc., a company we acquired in October 2001. Under the terms of the purchase agreement pursuant to which we acquired 6FigureJobs.com, 323,625 common shares were held in escrow to be issued to the former shareholders of 6FigureJobs.com provided that certain revenue and profit targets were achieved. We determined that the revenue and profit targets were not achieved, but the representative of the former 6FigureJobs.com shareholders disputed that determination and filed a lawsuit against us with regard to the escrowed shares. The dispute was heard by an arbitrator in October 2004. On January 3, 2005, the arbitrator handed down his decision, finding that we were not required to issue to the former shareholders of 6FigureJobs.com the shares held in escrow However, the arbitrator did find damages and assessed against us other fees totaling $376,523. In addition, in connection with this dispute, we incurred legal expenses of approximately $200,000.

We depend on our key employees to manage our business effectively, and if we are unable to retain our key employees, our business may be adversely affected.

      Our success depends on the efforts, abilities and expertise of our senior management and other key employees, including in particular, Michael Mullarkey, our President and Chief Executive Officer, and David Polansky, our Chief Financial Officer. There can be no assurance that we will be able to retain our key employees. In 2003, Andrew Hinchliff, our Senior Vice President North American Sales, Arthur Halloran, our President and Chief Operating Officer, and Paul Haggard, our Chief Financial Officer, resigned from their respective positions with us. Mr. Halloran, however, continues to serve as a member of our board of directors. While we have hired new or appointed existing employees to fulfill the duties previously performed by Messrs. Hinchliff, Halloran and Haggard, if any of our key employees leave before suitable replacements are found, there could be an adverse effect on our business. There can be no assurance that suitable replacements could be hired without incurring substantial additional costs, or at all.

                                 USE OF PROCEEDS

      All of the net proceeds from the sale of our common shares by the selling shareholders will go to them upon the sale of such shares. Accordingly, we will not receive any proceeds from the sales of our common shares by the selling shareholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. Assuming that all of the warrants covered by this prospectus are exercised for cash, the aggregate amount of proceeds that we would receive from the exercises of the warrants is $8,744,169. We will use these proceeds for general corporate purposes.

                              SELLING SHAREHOLDERS

      The selling shareholders are not under any obligation to sell all or any portion of their common shares, nor are the selling shareholders obligated to sell any of their common shares immediately under this prospectus. We cannot estimate the number of the common shares that will be held by the selling shareholders after completion of this offering. However, for the purposes of the table below, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholders.

      The following table provides certain information with respect to the common shares beneficially owned by the selling shareholders as of March 14, 2005. This information is based on information provided to us by the selling shareholders. Except as noted in the footnotes below, no selling shareholder has had a material relationship, or has held any position or office, with us or any of our predecessors or affiliates within the last three years. For purposes of presenting beneficial ownership data in the table, we have assumed that no selling shareholder acquires additional common shares after the date on the cover page of this prospectus.

                                   Shares Beneficially Owned Prior to                                Shares Beneficially Owned
                                                Offering                    Shares to be Offered           After Offering
Selling Shareholders                   Number             Percent(1)               Number               Number       Percent(1)
--------------------                   ------             ----------               ------               ------       ----------
Rubicon Master Fund(2)               3,750,000(3)            7.53%               3,750,000                   --             --

Voyager Capital Fund
II-A, L.P. (4)                       2,218,096               4.57%               2,218,096                   --             --

Union Spring Fund Ltd. (5)           1,250,000(6)            2.55%               1,250,000                   --             --

Nathan Low(7)                        1,014,874(8)            2.09%                 500,001              514,873           1.01%

Sunrise Equity Partners,
L.P. (9)                               999,999(10)           2.05%                 999,999                   --             --

J. Steven Emerson (11)                 953,900(12)           1.97%                 495,000              458,900              *

ProAct Holdings, LLC(13)               913,551               1.88%                 913,551                   --             --

Wheatley Partners II,
L.P. (14)                              640,198               1.32%                 640,198                   --             --

InnoCal II, L.P. (15)                  570,244               1.17%                 570,244                   --             --

Sprout Capital VIII,
L.P. (16)                              523,597               1.08%                 523,597                   --             --

Sunrise Foundation Trust(17)           500,001(18)           1.03%                 500,001                   --             --

                                   Shares Beneficially Owned Prior to                                Shares Beneficially Owned
                                                Offering                    Shares to be Offered           After Offering
Selling Shareholders                   Number             Percent(1)               Number               Number       Percent(1)
--------------------                   ------             ----------               ------               ------       ----------
ONSET Standby Fund, L.P. (19)          499,942               1.03%                 499,942                   --             --

St. Paul Venture Capital VI,
LLC(20)                                427,684                  *                  427,684                   --             --

Voyager Capital Fund II,
L.P.(4)                                398,922                  *                  398,922                   --             --

Doll Technology Investment
Fund II, L.P. (21)                     311,342                  *                  311,342                   --             --

CIBC World Markets Corp. (22)          222,672                  *                  222,672                   --             --

Wheatley Partners II Annex
Fund, L.P. (14)                        192,617                  *                  192,617                   --             --

ONSET Enterprises Associates
III, L.P. (23)                         187,478                  *                  187,478                   --             --

Menlo Ventures VII,
L.P. (24)                              182,771                  *                  182,771                   --             --

GS PEP I ONSET Standby Fund,
L.P. (19)                              168,879                  *                  168,879                   --             --

Voyager Capital Founders Fund
II, L.P. (4)                           167,035                  *                  167,035                   --             --

Towers, Perrin, Forster &
Crosby, Inc. (25)                      150,612                  *                  150,612                   --             --

Casilli Revocable Trust(26)            133,817                  *                  133,817                   --             --

Lee Living Trust(27)                   122,469                  *                  122,469                   --             --

Legend Merchant Group(28)              120,000                  *                  100,000               20,000              *

Dan Federman                           107,459                  *                  107,459                   --             --

Trimbus Inc. (29)                       92,891                  *                   92,891                   --             --

                                   Shares Beneficially Owned Prior to                                Shares Beneficially Owned
                                                Offering                    Shares to be Offered           After Offering
Selling Shareholders                   Number             Percent(1)               Number               Number       Percent(1)
--------------------                   ------             ----------               ------               ------       ----------
GS PEP I Offshore ONSET
Standby Fund, L.P. (19)                 81,092                  *                   81,092                   --             --

Thomas King                             79,125                  *                   79,125                   --             --

Anthony Russo                           48,987                  *                   48,987                   --             --

Mark H. Edwards                         46,880                  *                   46,880                   --             --

Casilli Investment Partners(30)         46,155                  *                   46,155                   --             --

DLJ ESC II, L.P. (31)                   42,008                  *                   42,008                   --             --

Michael West                            38,176                  *                   38,176                   --             --

Agility Capital, LLC(32)                35,149                  *                   35,149                   --             --

Kevin Dobbs(33)                         32,108                  *                   32,108                   --             --

DCM Internet Fund,
L.P. (34)                               31,975                  *                   31,975                   --             --

Sprout Venture Capital,
L.P. (35)                               31,415                  *                   31,415                   --             --

Woodland Partners(36)                   21,691                  *                   21,691                   --             --

Michelle M. Smith                       19,595                  *                   19,595                   --             --

Kai Yu                                  19,595                  *                   19,595                   --             --

Doll Technology Affiliates
Fund II, L.P. (21)                      19,558                  *                   19,558                   --             --

Patrick R. Neargarder                   18,072                  *                   18,072                   --             --

DCM Network Fund,
L.P. (34)                               17,287                  *                   17,287                   --             --

Gerald A. Casilli Trust(37)             16,881                  *                   16,881                   --             --

Michelle A. Casilli Trust(38)           16,881                  *                   16,881                   --             --

                                   Shares Beneficially Owned Prior to                                Shares Beneficially Owned
                                                Offering                    Shares to be Offered           After Offering
Selling Shareholders                   Number             Percent(1)               Number               Number       Percent(1)
--------------------                   ------             ----------               ------               ------       ----------
Henry I. Feir Living Trust(39)          15,849                  *                   15,849                   --             --

Debra Christoffers                      14,759                  *                   14,759                   --             --

Milt Grinberg                           14,242                  *                   14,242                   --             --

Yana Nikitina                           12,947                  *                   12,947                   --             --

Elliott Downing                         10,358                  *                   10,358                   --             --

Gisele Camozzi                           9,797                  *                    9,797                   --             --

Kathleen Longaker                        9,797                  *                    9,797                   --             --

Steven Wakefield                         9,797                  *                    9,797                   --             --

Jim Sciarra                              9,063                  *                    9,063                   --             --

Lazy P. Investors, L.P. (40)             8,111                  *                    8,111                   --             --

Menlo Entrepeneurs Fund VII,
L.P. (24)                                7,311                  *                    7,311                   --             --

Brian Wong                               6,473                  *                    6,473                   --             --

Debra J. Engle Revocable
Family Trust(41)                         6,402                  *                    6,402                   --             --

Julia Simovsky                           5,179                  *                    5,179                   --             --

Tram-Ahn Tina Nguyen                     4,898                  *                    4,898                   --             --

Peterson Family Trust(42)                4,689                  *                    4,689                   --             --

Kevin J. Sullivan                        4,095                  *                    4,095                   --             --

Steven Darien                            3,229                  *                    3,229                   --             --

F&K Delepine Trust(43)                   2,993                  *                    2,993                   --             --

Brian Beck                               2,589                  *                    2,589                   --             --

Julie Ingle                              2,589                  *                    2,589                   --             --

Adam Belsky                              1,901                  *                    1,901                   --             --

                                   Shares Beneficially Owned Prior to                                Shares Beneficially Owned
                                                Offering                    Shares to be Offered           After Offering
Selling Shareholders                   Number             Percent(1)               Number               Number       Percent(1)
--------------------                   ------             ----------               ------               ------       ----------
DLJ Capital Corp. (44)                   1,736                  *                    1,736                   --             --

Meltold Associates(45)                   1,585                  *                    1,585                   --             --

Grinberg Family Trust(46)                1,216                  *                    1,216                   --             --

Maureen Young Smith                      1,216                  *                    1,216                   --             --

Joseph Britton                             972                  *                      972                   --             --

Gary Cary Ware & Freidenrich
Partners I(47)                             923                  *                      923                   --             --

John Nostrand and Evelyn
Nostrand                                   475                  *                      475                   --             --

Stephen and Barbara Baron                  320                  *                      320                   --             --

Gary Cary Ware & Freidenrich
Partners II(47)                            301                  *                      301                   --             --
                                     ---------       -  - -------                ---------            ---------      ---------

Total                               17,659,492(48)          34.59%              16,665,719              993,773           1.95%

----------

* Less than 1%.

      (1) This information is based on 48,551,106 common shares outstanding as of March 14, 2005, including 368,384 common shares held in escrow under acquisition agreements. We have computed "beneficial ownership" in accordance Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 for purposes of this table. Therefore, the table reflects a person as having "beneficial ownership" of common shares if such person has the right to acquire such shares within 60 days of March 14, 2005. For purposes of computing the percentage of outstanding common shares held by each person or group of persons named above, we have assumed to be outstanding any security which such person or persons has or have the right to acquire within that 60-day period. However, securities that may be acquired within that 60-day period are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

      (2) Rubicon Fund Management Ltd., Rubicon Fund Management LLP, Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael Greenshields and Horace Joseph Leitch III share voting control and dispositive power over the securities held by Rubicon Master Fund. Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael Greenshields and Horace Joseph Leitch III control each of Rubicon Fund Management Ltd. and Rubicon Fund Management LLP. Rubicon Fund Management Ltd., Rubicon Fund Management LLP, Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael Greenshields and Horace Joseph Leitch III disclaim beneficial ownership of the securities held by Rubicon Master Fund.

      (3) Includes 1,250,000 common shares issuable upon the exercise of warrants. The warrants have an exercise price of $3.50 per share and expire on December 31, 2008.

      (4) Voyager Capital Management II LLC is the general partner of Voyager Capital Fund II, L.P., Voyager Capital Founders Fund II, L.P. and Voyager Capital Fund II-A, L.P. and consequently has voting control and dispositive power over the securities held by Voyager Capital Fund II, L.P., Voyager Capital Founders Fund II, L.P. and Voyager Capital Fund II-A, L.P. Tony Andino, Erik Benson, Curtis Feeny, Enrique Godreau and William McAleer are the managing members of Voyager Capital Management II LLC.

      (5) Senior Corporation has sole voting control over Union Spring Fund Ltd. and consequently has voting control and dispositive power over the securities held by Union Spring Fund Ltd. Phillip Yang, Sr. is the sole shareholder, officer and director of Senior Corporation.

      (6) Includes 416,667 common shares issuable upon the exercise of warrants. The warrants have an exercise price of $3.50 per share and expire on December 31, 2008.

      (7) Nathan Low is the president and sole shareholder of Sunrise Securities Corporation, a registered broker-dealer.

      (8) Includes 329,167 common shares issuable upon the exercise of warrants. Warrants exercisable for 162,500 common shares have an exercise price of $1.60 per common share and expire in December 2008. Additional warrants exercisable for 166,667 common shares have an exercise price of $3.50 per common share and expire on December 31, 2008. Also includes 189,873 common shares held by the Nathan A. Low Family Trust. Lisa Low is the trustee of the Nathan A. Low Family Trust and has voting control and dispositive power over the common shares held by the Nathan A. Low Family Trust. Nathan Low disclaims beneficial ownership of the 189,873 common shares held by the Nathan A. Low Family Trust.

      (9) Level Counter, LLC is the sole general partner of Sunrise Equity Partners, L.P. and consequently has voting control and dispositive power over the securities held by Sunrise Equity Partners, L.P. Nathan Low, Marilyn Adler and Amnon Mandelbaum control the voting power of Level Counter, LLC. Sunrise Equity Partners, L.P. is an affiliate of a registered broker-dealer.

      (10) Includes 333,333 common shares issuable upon exercise of warrants. The warrants have an exercise price of $3.50 per share and expire on December 31, 2008.

      (11) J. Steven Emerson is the sole beneficiary of the self directed IRA and consequently has voting control and dispositive power over the securities held by Bear Stearns Securities Corp., custodian f/b/o J. Steven Emerson Roth IRA.

      (12) Includes 165,000 common shares issuable upon the exercise of warrants. The warrants have an exercise price of $3.50 per common share and expire on December 31, 2008.

      (13) Mary Harman, Harry Hawks, John Levinson and Jonathan Glass are the managers of ProAct Holdings, LLC and consequently have voting control and dispositive power over the securities held by ProAct Holdings, LLC.

      (14) Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Jonathan Lieber and Seth Lieber are the general partners of Wheatley Partners II, L.P. and the members of Wheatley Partners LLC, the general partner of Wheatley Partners II Annex Fund, L.P. and consequently share voting control and dispositive power over the securities held by Wheatley Partners II, L.P. and Wheatley Partners II Annex Fund, L.P. Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Jonathan Lieber and Seth Lieber disclaim beneficial ownership over the securities held by Wheatley Partners II, L.P., except to the extent of their pecuniary interest therein. Wheatley Partners, LLC, Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Jonathan Lieber and Seth Lieber disclaim beneficial ownership over the securities held by Wheatley Partners II Annex Fund, L.P., except to the extent of their pecuniary interest therein.

      (15) InnoCal Management II, LLC is the general partner of InnoCal II, L.P. and consequently has voting control and dispositive power over the securities held by InnoCal II, L.P. H.D. Lambert and J.E. Houlihan are the managing directors of InnoCal Management II, LLC. H.D. Lambert and J.E. Houlihan disclaim beneficial ownership over the securities held by InnoCal II, L.P.

      (16) DLJ Capital Corporation is the managing general partner of Sprout Capital VIII, L.P. Philippe Chambone, Robert Finzi, Jeani DeLagardelle, Janet Hickey and Kathleen Laport are the managing directors of DLJ Capital Corp. and in such capacities have voting control and dispositive power over the securities held by Sprout Capital VIII, L.P. Credit Suisse First Boston (USA), Inc., the sole general partner of DLJ Capital Corp., is a wholly owned subsidiary of Credit Suisse First Boston, Inc. Sprout Capital VIII, L.P. is an affiliate of a registered broker-dealer.

      (17) Nathan Low is the sole trustee of the Sunrise Foundation Trust. Mr. Low disclaims beneficial ownership in the securities held by the Sunrise Foundation Trust.

      (18) Includes 166,667 common shares issuable upon the exercise of warrants. The warrants have an exercise price of $3.50 per common share and expire on December 31, 2008. Nathan Low disclaims beneficial ownership of the common shares and warrants held by the Sunrise Foundation Trust.

      (19) Onset Standby Management, LLC is the general partner of Onset Standby Fund, L.P., GS PEP I ONSET Standby Fund, L.P. and GS PEP I Offshore ONSET Standby Fund, L.P. F. Leslie Bottoroff, Mark G. Hilderbrand, Robert F. Kuhling, Susan A. Mason and Terry L. Opdendyk are the managing directors of Onset Standby Management, LLC and consequently share voting control and dispositive power over the securities held by Onset Standby Fund, L.P., GS PEP I ONSET Standby Fund, L.P. and GS PEP I Offshore ONSET Standby Fund, L.P. F. Leslie Bottoroff, Mark G. Hilderbrand, Robert F. Kuhling, Susan A. Mason and Terry L. Opdendyk disclaim beneficial ownership in the securities held by Onset Standby Fund, L.P., GS PEP I ONSET Standby Fund, L.P. and GS PEP I Offshore ONSET Standby Fund, L.P., except to the extent of their pecuniary interest therein.

      (20) St. Paul Venture Capital VI, LLC is jointly managed by Split Rock Partners, LLC and Vestbridge Partners, LLC, however, voting and investment power with respect to the shares has been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has delegated voting and investment decisions to Michael B. Gorman, James R. Simons, David W. Stassen and Allan R. Will, its managing directors, who require a two-thirds vote to act. Additionally, The St. Paul Travelers Companies, Inc., a publicly traded company, owns 100% of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns a controlling interest of St. Paul Venture Capital VI, LLC, and has appointed a majority of the members of its board of directors. Voting and investment power may be deemed to be shared with The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, LLC due to the affiliate relationship described above. The St. Paul Travelers Companies, Inc., St Paul Fire and Marine Insurance Company, Split Rock Partners, LLC, Michael B. Gorman, James R. Simons, David W. Stassen and Allan R. Will disclaim beneficial ownership of the securities held by St. Paul Venture Capital VI, LLC, except to the extent of any pecuniary interest therein. St. Paul Venture Capital VI, LLC is an affiliate of a registered broker-dealer.

      (21) Doll Technology Investment Management II, LLC is the general partner of Doll Technology Investment Fund II, L.P. and Doll Technology Affiliates Fund II, L.P. and consequently has voting control and dispositive power over the securities held by Doll Technology Investment Fund II, L.P. and Doll Technology Affiliates Fund II, L.P. Dixon R. Doll and Katsujin David Chao are the managing members of Doll Technology Investment Management II, LLC. Doll Technology Investment Management II, LLC, Dixon R. Doll and Katsujin David Chao disclaim beneficial ownership of the securities held by Doll Technology Investment Fund II and Doll Technology Affiliates Fund II, L.P., except to the extent of their pecuniary interest therein.

      (22) CIBC World Markets Corp. is a wholly owned subsidiary of CIBC World Markets Holdings, Inc., which is in turn a wholly owned subsidiary of CIBC Delaware Holdings, Inc. CIBC World Markets Inc. and Canadian Imperial Bank of Commerce own a 65.9% and 34.1% interest, respectively, of CIBC Delaware Holdings, Inc. Marc Thompson, the Managing Director of CIBC World Markets, has voting control and dispositive power over the shares. CIBC World Markets Corp. is a registered broker-dealer.

      (23) OEA III Management, LLC is the general partner of Onset Enterprise Associates III, L.P. Robert F. Kuhling and Terry L. Opdendyk are the managing directors of OEA III Management, LLC and consequently share voting control and dispositive power over the securities held by Onset Enterprise Associates III, L.P. Robert F. Kuhling and Terry L. Opdendyk disclaim beneficial ownership over the securities held by Onset Enterprise Associates III, L.P., except to the extent of their pecuniary interest therein.

      (24) MV Management VII, LLC is the general partner of Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. and consequently has voting control and dispositive power over the securities held by Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P. H.D. Montgomery, Douglas C. Carlisle, John W. Jarve, Sonja L. Hoel and Mark A. Siegel are the managing members of MV Management VII, LLC. MV Management VII, LLC, H.D. Montgomery, Douglas C. Carlisle, John
            W. Jarve, Sonja L. Hoel and Mark A. Siegel disclaim beneficial ownership over the securities held by Menlo Ventures VII, L.P. and Menlo Entrepreneurs Fund VII, L.P., except to the extent of their pecuniary interest therein.

      (25) Mark V. Mactas and Mark L. Wilson are the Chief Executive Officer and Chief Financial Officer, respectively, of Towers, Perrin, Forster & Crosby, Inc. and consequently have voting control and dispositive power over the securities held by Towers, Perrin, Forster & Crosby, Inc. Mr. Mactas and Mr. Wilson disclaim beneficial ownership in the securities held by Towers, Perrin, Forster & Crosby, Inc.


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

      (26) Gerald S. Casilli and Jeanne L. Casilli are co-trustees of the Casilli Revocable Trust and consequently share voting control and dispositive power over the securities held by the Casilli Revocable Trust.

      (27) King R. Lee and Brenda M. Lee are co-trustees of the Lee Living Trust dated March 25, 1994 and have voting control and dispositive power over the securities held by The Lee Living Trust.

      (28) David Unsworth has voting control and dispositive power over the securities held by Legend Merchant Group, Inc. Legend Merchant Group, Inc. is a registered broker-dealer.

      (29) Ralph Matlack, Edward Matlack, Blair Martin and Brendan Burke share voting control and dispositive power over the securities held by Trimbus Inc. The aforementioned individuals disclaim beneficial ownership in the securities held by Trimbus Inc.

      (30) Gerald S. Casilli is the managing member of Casilli Investment Partners and consequently has voting control and dispositive power over the securities held by Casilli Investment Partners.

      (31) DLJ LBO Plans Management Corporation is the general partner of DLJ ESC II, L.P. Credit Suisse First Boston Private Equity, Inc., which owns all of DLJ LBO Plans Management Corporation, is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., which in turn is a wholly owned subsidiary of Credit Suisse First Boston, Inc. Credit Suisse First Boston Private Equity, Inc. has a five person investment committee, consisting of Philippe Chambone, Robert Finzi, Jeani DeLagardelle, Janet Hickey and Kathleen Laport, which maintains voting control and dispositive power over the securities held by DLJ ESC II, L.P. DLJ ESC II, L.P. is an affiliate of a registered broker-dealer.

      (32) Robert Skinner, Jeff Carmody and Daniel Corry are the managing members of Agility Capital, LLC and consequently have voting control and dispositive power over the securities held by Agility Capital, LLC. Robert Skinner, Jeff Carmody and Daniel Corry disclaim beneficial ownership over the securities held by Agility Capital, LLC.

      (33) Kevin Dobbs is currently our Senior Vice President of Marketing and Business Development. Mr. Dobbs was previously the Vice President of Marketing and Business Development of Kadiri, Inc. Mr. Dobbs received his shares in connection with our acquisition of Kadiri, Inc.

      (34) Doll Technology Investment Management II, LLC is the general partner of DCM Internet Fund, L.P. and DCM Network Fund, L.P. and consequently has voting control and dispositive power over the securities held by DCM Internet Fund, L.P. and DCM Network Fund, L.P. Dixon R. Doll and Katsujin David Chao are the managing members of Doll Technology Investment Management II, LLC. Doll Technology Investment Management II, LLC, Dixon R. Doll and Katsujin David Chao disclaim beneficial ownership of the securities held by DCM Internet Fund, L.P. and DCM Network Fund, L.P., except to the extent of their pecuniary interest therein.

      (35) DLJ Capital Corp. is the sole general partner of Sprout Venture Capital, L.P. Philippe Chambone, Robert Finzi, Jeani DeLagardelle, Janet Hickey and Kathleen Laport are the managing directors of DLJ Capital Corp. and in such capacities have voting control and dispositive power over the securities held by Sprout Venture Capital, L.P. Credit Suisse First Boston (USA), Inc., the sole general partner of DLJ Capital Corp., is a wholly owned subsidiary of Credit Suisse First Boston, Inc. Sprout Venture Capital, L.P. is an affiliate of a registered broker-dealer.

      (36) Barry Rubenstein and Marilyn Rubenstein are the general partners of Woodland Partners and consequently share voting control and dispositive power over the securities held by Woodland Partners. Barry Rubenstein and Marilyn Rubenstein disclaim beneficial ownership over the securities held by Woodland Partners, except to the extent of their pecuniary interest therein.

      (37) Gerald S. Casilli is the trustee of the Gerald A. Casilli Trust and consequently has voting control and dispositive power over the securities held by the Gerald A. Casilli Trust.

      (38) Gerald S. Casilli is the trustee of the Michelle A. Casilli Trust and consequently has voting control and dispositive power over the securities held by the Michelle A. Casilli Trust.

      (39) Henry I. Feir is the trustee of the Henry I. Feir Living Trust dated August 11, 1989 and consequently has voting control and dispositive power over the securities held by the Henry I. Feir Living Trust dated August 11, 1989.

      (40) Glenn E. Penister is the managing partner of Lazy P. Investors and consequently has voting control and dispositive power over the securities held by Lazy P. Investors, LP.

      (41) Debra Engle is the sole trustee of the Debra J. Engle Revocable Trust and thus has sole voting and dispositive control over the shares held by the trust.

      (42) Floyd Edwin Peterson and Ruby Joan Peterson are co-trustees of the Peterson Family Trust dated May 5, 1982 and consequently share voting control and dispositive power over the securities held by the Peterson Family Trust dated May 5, 1982.

      (43) Francois Delepine and Kelly Delepine are the co-trustees of the F&K Delepine Trust and consequently share voting control and dispositive power over the securities held by the F&K Delepine Trust.

      (44) Philippe Chambone, Robert Finzi, Jeani DeLagardelle, Janet Hickey and Kathleen Laport are the managing directors of DLJ Capital Corp. and in such capacities have voting control and dispositive power over the securities held by DLJ Capital Corp. Credit Suisse First Boston (USA), Inc. is the sole general partner of DLJ Capital Corp. Credit Suisse First Boston (USA), Inc. is a wholly owned subsidiary of Credit Suisse First Boston, Inc. DLJ Capital Corp. is an affiliate of a registered broker-dealer.

      (45) Meyer S. Grinberg is the general partner of Meltold Associates and consequently has voting control and dispositive power over the securities held by Meltold Associates.

      (46) Milton R. Grinberg and Judith Grinberg are co-trustees of the Grinberg Family Trust and consequently share voting control and dispositive power over the securities held by the Grinberg Family Trust.

      (47) Gray Ware Corporation is the managing partner of Gray Cary Ware & Freidenrich Partners I and Gray Cary Ware & Freidenrich Partners II. The Board of Directors of Gray Ware Corporation control the voting and dispositive power over the securities held by the partnerships. The members of the Board of Directors of Gray Ware Corporation are Gilles Attia, Robert Ayling, T. Knox Bell, Steven Draeger, Maureen Dorney, Gregory Gallo, James Koshland, James Montgomery, John Steel, Lawrence Tannenbaum and Andrew Zeif.

      (48) Includes 2,660,834 common shares issuable upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

      The common shares which may be sold by the selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest, may be disposed of from time to time in one or more transactions, which may involve:

            o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

            o sales on the NASDAQ Small Cap Market, Boston Stock Exchange, or any other principal market on which the common shares trade at the time of sale, including directly with a market maker acting as principal;

            o privately-negotiated transactions, which include direct sales to purchasers and sales effected through agents;

            o a block trade in which the broker or dealer will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            o purchases by a broker or dealer as principal and resale by that broker or dealer for its own account;

            o an exchange distribution in accordance with the rules of that exchange or transactions in the over-the-counter market;

            o     short sales entered into after the date of this prospectus;

            o the pledge of the security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves sell or transfer the common shares or their interest in such securities;

            o the transfer of the common shares by the selling shareholders to their partners, members or shareholders;

            o     a combination of any of the above; or

            o     any other method permitted by applicable law.

      The sale price of the common shares pursuant to this prospectus may be:

            o     a fixed price;

            o     the market price prevailing at the time of sale;

            o     a price related to such prevailing market price;

            o     a negotiated price; or

            o at any other prices as the selling shareholders may determine, including sales below the market price.

      The selling shareholders may engage broker-dealers to participate in the sales. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom broker-dealers may act as agent or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

      In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of our common shares, which shares may be resold thereafter pursuant to this prospectus.

      The common shares covered by this prospectus may also be sold in private transactions pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of the common shares if they deem the purchase price to be unsatisfactory at any particular time.

      In order to comply with the securities laws of certain states, if applicable, our common shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common shares may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Selling shareholders that are broker-dealers are statutory underwriters under the Securities Act of 1933. Under certain circumstances, the selling shareholders and any broker-dealers that act in connection with the sales of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the sale of the shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. Two of our selling shareholders, Legend Merchant Group and CIBC World Markets Corp. are registered broker-dealers. Certain of our selling shareholders are affiliates of broker-dealers, including St. Paul Venture Capital VI, LLC, DLJ Capital Corp., Sprout Venture Capital, L.P., Sprout Capital VIII, L.P., DLJ ESC II, L.P., Sunrise Equity Partners, L.P. and Nathan Low. Each such selling shareholder purchased the shares in the ordinary course of business, and at the time of purchase the seller had no agreement or understandings, directly or indirectly, with any person to distribute the shares.

                               RECENT DEVELOPMENTS

      On December 30, 2004, we acquired substantially all of the assets of ProAct Technologies Corporation, a provider of software and hosted web-based tools for employee benefits management. As consideration for the sale, we issued 913,551 common shares valued at $2,700,000, including 253,764 shares that are being held in escrow as the exclusive source to cover indemnity obligations covering breaches of certain representations and warranties contained in the purchase documents. In addition, we made a cash payment of $5,500,000 and issued a secured promissory note in the face amount of $1,530,000.

      On December 17, 2004, December 20, 2004 and January 3, 2005, we sold an aggregate of $14,990,000 of our common shares in a private placement of 4,996,667 shares and warrants to purchase 2,498,333 shares of our common stock at an exercise price of $3.50 per share to Rubicon Master Fund, Union Spring Fund Ltd., Sunrise Equity Partners L.P., Sunrise Foundation Trust, Nathan A. Low and J. Steven Emerson Roth IRA. The private placement was exempt from registration under Rule 506 of the Securities Act of 1933.

                                  LEGAL MATTERS

      The validity of the common shares offered by this prospectus will be passed upon by our counsel, Perley-Robertson, Hill & McDougall LLP, Ottawa, Ontario. Michael A. Gerrior, Esquire, a partner at the law firm of Perley-Robertson, Hill & McDougall LLP, counsel to Workstream Inc., is a member of the board of directors of Workstream Inc.

                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus and registration statement by reference to the Annual Report on Form 10-K for the year ended May 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means we can disclose important information to you by referring you to another document filed by us with the SEC. The following documents, which we have filed with the SEC, are incorporated into this prospectus by reference:

            (a) our Annual Report on Form 10-K for the fiscal year ended May 31, 2004, as amended on November 1, 2004;

            (b) our Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 2004 and November 30, 2004;

            (c) our Current Reports on Form 8-K filed June 14, 2004, June 23, 2004, July 6, 2004, July 21, 2004, August 11, 2004, August 13, 2004,
      August 17, 2004, August 20, 2004, August 27, 2004, September 2, 2004,
      September 15, 2004, September 17, 2004, September 28, 2004, October 4, 2004, October 7, 2004, October 8, 2004, October 13, 2004, October 15,
      2004, November 23, 2004, November 26, 2004, December 21, 2004, December 23, 2004, January 6, 2005, January 7, 2005, January 14, 2005 and March 4,
      2005;

            (d) our Proxy Statement for the Annual and Special Meeting of Shareholders to be held on October 27, 2004, filed on September 28, 2004; and

            (e) the description of the common shares contained in our Registration Statement on Form 8-A filed December 3, 1999, including all amendments and reports filed for the purpose of updating such description.

      In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in and shall be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that is incorporated into this prospectus. Such requests should be directed to Tammie Brown, Workstream Inc., 495 March Road, Suite 300, Ottawa, Ontario, Canada K2K 3G1, (613) 270-0619.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC that covers the resale of the common shares offered hereby. This prospectus is part of that registration statement, but does not include all of the information included in the registration statement. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. You should refer to the registration statement for additional information about us and the common shares offered hereby.

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.